EXHIBIT 99.1

Seabridge Gold to Initiate Iskut Environmental Program with the Support of the Tahltan Central Government

Remediation to Proceed at Johnny Mountain Mine Acquired in SnipGold Transaction

TORONTO, June 28, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today it has initiated a robust environmental program aiming to remediate areas of historical mining activity at its newly acquired Iskut property in northwestern British Columbia, including the Johnny Mountain Mine, a past gold producer.

Seabridge’s planned environmental and engineering work for this summer is designed to ensure compliance with existing authorizations and to begin the evaluation and development of remediation programs to mitigate the impacts of past mining activity at an estimated cost for this year of $750,000. This program will include a comprehensive evaluation of best practices for future remediation on the property, drawing from the Seabridge environmental team’s experiences at KSM and other North America sites and input from the Tahltan First Nation and BC regulatory officials. Work will begin with a general site cleanup in the vicinity of the Bronson Slope Airstrip. The environmental work will be completed in conjunction with Seabridge’s planned 2016 exploration program for the property.

Seabridge Gold Chairman and CEO Rudi Fronk stated: "The Iskut property provides us with two opportunities. First, we believe this new project offers exceptional potential to discover new high grade gold deposits. At the same time, this project offers us the important challenge of addressing the environmental issues raised by historical mining activity. We take pride in being a responsible mineral exploration and development company. Integrating a substantial environmental work plan into this year’s exploration program sets us on a path to improving site conditions. Going forward, exploration will go hand in hand with remediation.”

Chad Norman Day, President of the Tahltan Central Government (TCG), indicated that the TCG was supportive of Seabridge’s plans. “We have a strong interest in the remediation of the Johnny Mountain mine site on our traditional territory. We expect to work closely with Seabridge to ensure that Tahltan citizens benefit from this work and that we are kept fully informed of the progress that is being made in the planned clean-up programs. During the eight year Environmental Assessment Process for KSM, Seabridge demonstrated their willingness and openness in addressing environmental issues and we look forward to continuing our excellent working relationship with them.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and SnipGold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding remediation, clean up, compliance with authorizations, improved site conditions or water quality or other results of the planned or future environmental programs or regarding the exploration potential of the Iskut Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, remediation costs, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

On behalf of the Board of Directors
Seabridge Gold Inc.

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292
Fax: (416) 367-2711
Email:  info@seabridgegold.net